UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                            FORM 12b-25       SEC File Number
                                                  1-12396

                   NOTIFICATION OF LATE FILING


For Period Ended:  September 30, 1998

(Check one):   Form 10-K   Form 20-F   Form 11-K   X  Form 10-Q
 Form N-SAR


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - REGISTRANT INFORMATION

                        THE BEARD COMPANY
      (Exact name of registrant as specified in its charter)

                   Enterprise Plaza, Suite 320
                           5600 N. May
                 Oklahoma City, Oklahoma   73112
             (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

The Company's Coal Reclamation Segment acquired approximately $24,000,000 in assets on or about June 30, 1998. At this time several key points regarding the asset purchase are still in the process of being clarified with the Lender. Accordingly, the Company will not be able to file a complete Form 10-Q by the original due date of November 14, 1998 (extended to November 16, 1998, because November 14 falls on a Saturday). It is anticipated that the Form 10-Q will be completed and filed by the extended due date of November 23, 1998 (extended from November 21, 1998, because November 21 falls on a Saturday).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Herb Mee, Jr.                  405           842-2333
    President - Chief        (Area code)     (Telephone Number)
    Financial Officer
           (Name)

(2) Have all other periodic reports required under Section 13 or
15(d) or the Securities Exchange Act of 1934 been filed?  If answer
is no, identify report(s).    X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?     Yes   X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See below explanation.

                            SIGNATURES

THE BEARD COMPANY has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                         By:     HERB MEE, JR.
                                 Herb Mee, Jr.
                                 President - Chief Financial
                                 Officer

Date:  November 13, 1998